[Letterhead of Levi Strauss & Co.]

July 7, 2020

VIA EDGAR

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Levi Strauss & Co.

Registration Statement on Form S-4

Ladies and Gentlemen:

On July 7, 2020, Levi Strauss & Co. (“Company”) filed a Registration Statement on Form S-4, together with all exhibits thereto (the “Registration Statement”) in connection with the registration of its 5.00% Senior Notes due 2025 in the aggregate principal amount of $500,000,000 (the “Exchange Notes”). The Company will offer the Exchange Notes in an exchange offering (the “Exchange Offer”) for its 5.00% Senior Notes due 2025 which are outstanding in the aggregate principal amount of $500,000,000 (the “Outstanding Notes”).

In accordance with existing no-action letters of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, the Company hereby states the following:

1. The Company is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993), Shearman & Sterling (available July 2, 1993), and Brown & Wood LLP (available February 7, 1997) (collectively, the “No-Action Letters”);

2. The Company has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Exchange Notes to be received in the Exchange Offer;

3. The Company will make each person participating in the Exchange Offer aware that, if such person acquires Exchange Notes for the purpose of distributing such Exchange Notes, such person (1) cannot rely on the Staff’s interpretive position expressed in the No-Action Letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in order to resell such Exchange Notes, and must be identified as an underwriter in the prospectus relating to the resale of such Exchange Notes; and

Securities and Exchange Commission

July 7, 2020

4. The Company will include in the transmittal letter to be executed by or otherwise binding on an exchange offeree in order to participate in the Exchange Offer (1) an acknowledgment to be executed by the exchange offeree that such person does not intend to engage in a distribution of the Exchange Notes and (2) a provision that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

/s/ David Jedrzejek

David Jedrzejek
Chief Counsel, Finance, Governance & Compliance

cc:	Brett Cooper
Orrick, Herrington & Sutcliffe LLP